SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

NORTHEAST OPTIC NETWORK, INC.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

 664 334 109
(CUSIP Number)

Date of Event Which Requires Filing of
this Statement:               December 31, 1998

Check the appropriate box to designate the rule pursuant to which this
Schedule is Filed:

          [ ] Rule 13d-1(b)
          [ ] Rule 13d-1(c)
          [X] Rule 13d-1(d)

1)    Names of Reporting Persons             Northeast Utilities
     I.R.S. Identification Nos. of Above
     Persons (entities only)                 04-2147929

2)   Check the Appropriate Box if a                  (a)
     Member of a Group  (See Instructions)        (b)

3)   SEC Use Only

4)Citizenship or place of organization       Massachusetts

          Number of shares beneficially owned by each
          reporting person with:
          (5)  Sole voting power:                              0
          (6)  Shared voting power                    4,774,038
          (7)  Sole dispositive power                       0
          (8)  Shared dispositive power           4,774,038

          (9)  Aggregate amount beneficially owned by
               each reporting person              4,774,038

          10) Check if the aggregate amount in row (9) excludes certain shares

          11) Percent of class represented by amount
               in row (9)                              29.7 percent

          12) Type of reporting person                 OO


CUSIP Number:  664 334 109


     1)    Names of Reporting Persons        Mode 1 Communications, Inc.

          I.R.S. Identification Nos. of Above
          Persons (entities only)            06-1455488

     2)   Check the Appropriate Box if a                  (a)
          Member of a Group  (See Instructions)        (b)

     3)   SEC Use Only

4) Citizenship or place of organization      Connecticut

          Number of shares beneficially owned by each reporting person with:

          (5)  Sole voting power:                              0
          (6)  Shared voting power                    4,774,038
          (7)  Sole dispositive power                       0
          (8)  Shared dispositive power           4,774,038

     9)   Aggregate amount beneficially owned by
each reporting person                   4,774,038

     10) Check if the aggregate amount in row (9) excludes certain shares

     11) Percent of class represented by amount
          in row (9)                              29.7 percent

     12) Type of reporting person            CO

     CUSIP Number:  664 334 109

     1)    Names of Reporting Persons        NU Enterprises, Inc.

          I.R.S. Identification Nos. of Above
          Persons (entities only)            06-1533877

     2)   Check the Appropriate Box if a                  (a)
          Member of a Group  (See Instructions)        (b)

     3)   SEC Use Only

     4)Citizenship or place of organization  Connecticut

          Number of shares beneficially owned by each
          reporting person with:
          (5)  Sole voting power:                              0
          (6)  Shared voting power                    4,774,038
          (7)  Sole dispositive power                       0
          (8)  Shared dispositive power           4,774,038

     9)   Aggregate amount beneficially owned by
each reporting person                   4,774,038

     10) Check if the aggregate amount in row (9) excludes certain shares

     11) Percent of class represented by amount
          in row (9)                              29.7 percent

     12) Type of reporting person            CO

SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

Item 1(a).     Name of Issuer:

                    NorthEast Optic Network, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

     391 Totten Pond Rd.,  Suite 401
     Waltham, MA  02154

Item 2(a).     Name of Person Filing:

               Northeast Utilities (NU), on behalf of itself, its wholly owned subsidiary NU Enterprises, Inc. (NUEI) and Mode 1
            Communications, Inc. (Mode 1), a wholly owned subsidiary of NUEI.

Item 2(b).     Address or Principal Business Office or, if None, Residence:

          The principal business office address of NU, NUEI and Mode 1 is:

               107 Selden Street
               Berlin,  CT  06037

Item 2(c).     Citizenship:

               NU is a Massachusetts Voluntary Trust.
               NUEI and Mode 1 are both Connecticut Corporations.

Item 2(d).     Title of Class of Securities:

          Common Stock  $.01 par value per share

Item 2(e).     CUSIP Number:  664 334 109

Item 3.   Not Applicable

Item 4.   Ownership

     (a)       Amount Beneficially Owned:
                    4,774,038

     (b)       Percent of Class:
                    29.7 percent

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:
                    0

          (ii) shared power to vote or to direct the vote:
               4,774,038

          (iii) sole power to dispose or to direct the disposition of:
                     0

          (iv) shared power to dispose or to direct the disposition of:
               4,774,038

Item 5.   Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable

Item 7.   Identification and Classification of the Subsidiary Which Acquired
               the Security Being Reported on By the Parent Holding Company.

               Not Applicable

Item 8.   Identification and Classification of Members of the Group.

               Not applicable.

Item 9.   Notice of Dissolution of Group.

               Not applicable.

Item 10.  Certification.

               Not Applicable

  Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.

March 3, 1999

          Northeast Utilities

          By:  /s/John H. Forsgren
John H. Forsgren
Executive Vice President and
Chief Financial Officer


     The undersigned persons, on March 3, 1999, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of NorthEast Optic Network, Inc. at December 31, 1998.

          Northeast Utilities.

          By:  /s/John H. Forsgren
John H. Forsgren
Executive Vice President and
Chief Financial Officer

          NU Enterprises, Inc.

By:  /s/John H. Forsgren
John H. Forsgren
               Executive Vice President and
Chief Financial Officer

          Mode 1 Communications, Inc.

By:  /s/John H. Forsgren
John H. Forsgren
               Executive Vice President and
Chief Financial Officer